SEC Mail Processing Section
MAR 01 2018
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415

SE 18005310

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-066716~~ 8-66716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Fargo Funds Distributor, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Front St, 22nd Fl
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A Erdem Cimen (415) 947- 1988
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLC
(Name – *if individual, state last, first, middle name*)

55 Second Street, Suite 1400 (Address) San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, A Erdem Cimen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Fargo Funds Distributor, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

Chief Financial Officer & Treasurer

Title

See attached acknowledgement 02.26.2018

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }
County of San Francisco }

On February 26th, 2018 before me, Lydie Hammack, notary Public
Date *Here Insert Name and Title of the Officer*

personally appeared A Erdem Cimen
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

LYDIE HAMMACK
Notary Public – California
San Francisco County
Commission # 2223119
My Comm. Expires Nov 24, 2021

Place Notary Seal and/or Stamp Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature LHammack
Signature of Notary Public

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Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____

Document Date: ____ Number of Pages: ____

Signer(s) Other Than Named Above: ____

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____	Signer's Name: ____
☐ Corporate Officer – Title(s): ____	☐ Corporate Officer – Title(s): ____
☐ Partner – ☐ Limited ☐ General	☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
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WELLS FARGO FUNDS DISTRIBUTOR, LLC

(A Wholly Owned Subsidiary of Wells Fargo Asset Management Holdings, LLC)

Table of Contents

KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Wells Fargo Funds Distributor, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wells Fargo Funds Distributor, LLC (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2005.

San Francisco, California
February 27, 2018

WELLS FARGO FUNDS DISTRIBUTOR, LLC

(A Wholly Owned Subsidiary of Wells Fargo Asset Management Holdings, LLC)

Statement of Financial Condition

December 31, 2017

Assets		
Cash and cash equivalents	$	65,882,468
Deferred sales commissions		1,496,354
Prepaid expenses		851,232
Due from affiliate		1,540,584
12b-1 distribution fee receivable		4,969,678
Other receivables		33,988
Total assets	$	74,774,304
Liabilities and Member's Equity		
Due to affiliate	$	2,757,807
Accounts payable		62,210
Accrued compensation and related benefits		11,710,121
Commissions and distribution fees payable		2,818,285
Other accrued expenses		251,534
Total liabilities		17,599,957
Member's equity		57,174,347
Total liabilities and member's equity	$	74,774,304

See accompanying notes to financial statements.

(1) Organization and Nature of Operations

Wells Fargo Funds Distributor, LLC (WFFD) is a wholly owned subsidiary of Wells Fargo Asset Management Holdings, LLC (WFAMH) whose ultimate parent is Wells Fargo & Company (WFC). WFFD is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). As of December 31, 2017, WFFD's primary activity is the distribution of Wells Fargo Funds (the Funds), pursuant to a service agreement with Wells Fargo Funds Management, LLC (WFFM). WFFD was chartered and seeded with $23,501,000 by Wells Fargo Investment Group, Inc. (WFIGI) on October 19, 2004, and commenced broker-dealer operations on April 11, 2005. WFIGI made an additional capital contribution of $30,000,000 to WFFD on October 23, 2013. WFIGI merged into Everen Capital Corporation (ECC), parent of WFAMH, on July 1, 2017.

WFFD does not receive or hold customer funds or securities.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates and matters that affect the reported amounts and disclosures of contingencies in the financial statements may vary from actual results.

(b) Fair Value of Financial Instruments

In accordance with FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, WFFD categorizes its assets and liabilities that are accounted for at fair value in the statement of financial condition in the fair value hierarchy as defined by ASC 820. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities. See note 6 for further information about the fair value hierarchy and WFFD's assets and liabilities that are accounted for at fair value.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and money market fund investments, all with affiliated parties.

(d) Underwriting and CDSC Fee

Payments of dealer reallowances, also known as deferred sales commissions, from the sales of the Funds' Class C shares are recorded as a deferred asset at the point of sale and are amortized on a straight-line basis over a 12-month period. This corresponds with the period the deferred sales commissions are expected to be recovered from 12b-1 distribution fees and contingent deferred sales charges (CDSCs).

(e) Federal and State Income Taxes

The Company is a single-member limited liability company ("SMLLC") and is treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for Federal income tax purposes. Generally, disregarded entities are not subject to entity-level Federal or state income taxation and as such, the Company does not provide for income taxes under FASB ASC 740, *Income Taxes*. The Company's taxable income is primarily reported in the tax return of ECC. The related income tax expense recognized by the Parent on the Company's net income for 2017 is approximately $125,106.

(3) Related-party Transactions

In the ordinary course of business, WFFD enters into material transactions with other affiliates of WFC. These transactions could be charges or reimbursements to WFFD and include costs incurred for employee benefit programs sponsored by WFC (note 5) and other operating expenses allocated by affiliates.

(a) Receivable from Affiliates

As of December 31, 2017, WFFD had a receivable of $4,969,678 for 12b-1 distribution fees due from the Funds.

As of December 31, 2017, WFFD had a receivable of $1,204,711 due from WFFM for administrative, marketing, and related services performed on behalf of WFFM.

(b) Services Provided to Affiliates

Pursuant to the terms of an administrative services agreement with WFFM, WFFD earned revenues of $92,491,270 in 2017 for administrative, marketing, and related services performed on behalf of WFFM. This amount is compensation for additional services that are not paid for under the Funds' Rule 12b-1 plan, and is based on attributable net WFFD expenses in excess of revenues plus an incremental cost of 0.25% of WFFD employees' base salaries.

(4) Net Capital Requirements

WFFD is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), and was required to maintain minimum net capital of $1,173,331 as of December 31, 2017. At December 31, 2017, WFFD had net capital of $33,404,968, which was $32,231,637 in excess of the minimum required. WFFD's net capital ratio (ratio of aggregate indebtedness to net capital) was 53% at December 31, 2017.

WFFD is exempt from Rule 15c3-3 under subsection (k)(1). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(5) Employee Benefits

WFFD participates in certain employee benefit plans sponsored by WFC. The benefits costs associated with WFFD employees are allocated to WFFD.

(Continued)

WFFD regular or part-time employees are eligible for benefits under WFC's defined contribution plan, the Wells Fargo & Company 401(k) Plan ("401(k) Plan"), after one month of service. Under the 401(k) Plan, each eligible employee may contribute up to 50% of their certified compensation in before-tax or Roth contributions, or a combination of both, up to the IRS limit, although there may be a lower limit for certain highly compensated employees in order to maintain the qualified status of the 401(k) Plan. Eligible employees who completed one year of service are eligible for quarterly company matching contributions, which are generally a dollar for dollar match up to 6% of an employee's certified compensation. The matching contributions are immediately 100% vested. Depending on WFC's annual financial performance, WFC may decide to make an employer discretionary profit sharing contribution of up to 4% of eligible certified compensation for a plan year. The profit sharing contribution is discretionary, and WFC is not required to make a contribution for any plan year. Employees vest in their Profit Sharing Account within the 401(k) Plan after three years of service.

WFFD also participates in WFC's qualified defined benefit plans, the Wells Fargo & Company Cash Balance Plan ("Cash Balance Plan"), which was frozen July 1, 2009. WFFD regular or part-time employees who completed a year of service and entered the Cash Balance Plan before July 1, 2009 have a benefit.

Certain WFFD employees participate in various WFC stock-based employee compensation plans, which provide for awards of incentive and nonqualified stock options, stock appreciation rights, restricted shares, restricted share rights, performance awards and stock awards without restrictions. Options must have an exercise price at or above fair market value (as defined in the plans) of the stock at the date of grant and a term of no more than 10 years.

(6) Fair Value of Assets and Liabilities

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and requires disclosures about fair value measurements.

Money market fund investments are recorded at fair value on a recurring basis.

In accordance with ASC 820, WFFD groups its financial assets and financial liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect WFFD's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models, and similar techniques.

(Continued)

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2017 are as follows:

Description		Total	Level 1	Level 2	Level 3
Cash	$	27,666,283	27,666,283	-----	-----
Money Market Fund	$	38,216,185	38,216,185	-----	-----
Total Cash and cash equivalents	$	65,882,468	65,882,468	-----	-----

(7) Subsequent Event Disclosure

We have evaluated the effects of subsequent events that have occurred subsequent to December 31, 2017 and through February 27, 2018, which is the date we issued our statement of financial condition. During this period, there have been no material events that would require recognition in the 2017 statement of financial condition or disclosure in the notes to the statement of financial condition.